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                                                                    EXHIBIT 4.36


                               PROMISSORY NOTE

$20,000.00                                                     November 20, 1992

     FOR VALUE RECEIVED, the undersigned, Mississippi-34 Cellular Corporation, a Mississippi corporation ("Maker") promises to pay to the order of Cameron Communications Corporation, a Louisiana corporation ("Payee"), on demand, at its office at CM Tower, One Lakeshore Drive, Suite 1495, Lake Charles, Louisiana 70601 or such other address as may hereafter be specified by Payee, the principal sum of Twenty Thousand Dollars ($20,000.00), together with interest thereon at an annual rate, determined daily, of two percentage points above the prime rate of interest which is publicly announced from time to time by Chase Manhattan Bank in New York, New York ("Prime Rate"), said interest to be paid at least once each year on or before December 31. Each change in the interest rate of this Note shall take effect simultaneously with the corresponding change in the Prime Rate. The indebtedness evidenced by this Note represents a loan ("Loan") made by Payee to Maker on November 20, 1992.

     Maker may prepay all or any amount due under this Note at any time without premium or penalty. If this Note is not paid when demanded, Maker agrees to pay (1) all costs and expenses of collection, including without limitation, reasonable attorneys fees and any other expenses and (2) interest after demand at a rate equal to two percentage points in excess of the then applicable rate of interest under this Note until the Loan is paid in full (such rate, the "Default Rate"), including the period following entry of any judgment.

     Maker waives presentment, demand, protest and notice of non-payment. Maker consents to any number of renewals or extensions of the time of payment hereof without notice to any of those parties. The granting, without notice, of any extension of time for the payment of any sum due under this Note shall in no way release or discharge the liability of Maker.

     Payee shall not be deemed, by any act or omission or commission, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Payee, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or as a bar to or waiver of any right or remedy as to a subsequent event.

     This Note shall be governed by and construed according to the laws of the State of Mississippi. Maker's obligation shall extend to and bind Maker's successors and assigns. This Note may only be amended by an instrument in writing signed by both Maker and the holder hereof.










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     IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be executed by its duly authorized officer on this the 19th day of November, 1992, to be effective as of November 20, 1992.

                                  MISSISSIPPI-34 CELLULAR CORPORATION

                                  By:    /s/ WILLIAM M. YANDELL, III
                                         ---------------------------------------
                                         WILLIAM M. YANDELL, III,
                                         President